                                                                                                                                                                                EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Millions of Dollars)

	Three Months Ended
	March 31,	March 31,
	2006	2005

Net Income	$118	$83

Add:
Provision for income taxes	55	41

Deduct:
Equity in profit of partnerships	(1)	(2)

Profit before taxes(1)	$172	$122

Fixed charges:
Interest on borrowed funds	$233	$173
Rentals at computed interest(2)	1	1

Total fixed charges	$234	$174

Profit before taxes plus fixed charges	$406	$296

Ratio of profit before taxes plus fixed charges to fixed charges	1.74	1.70

(1) Profit before taxes excludes equity in profit of partnerships.
(2) Those portions of rent expense that are representative of interest cost.